UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For February 2009

Commission File No. 000-53222

China Cablecom Holdings, Ltd.

1 Grand Gateway
1 Hongqian Road
Shanghai, 200030
People’s Republic of China
(86) 21 6207-9731

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No 
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 20, 2009, China Cablecom Holdings, Ltd. (the "Company"), received notification from Mr. Colin Sung that effective March 31, 2009, he will be resigning from his position as the Chief Financial Officer of the Company and other positions with the Company’s subsidiaries. There were no disagreements between Mr. Sung and the Company on any matter relating to the Company’s operations, policies or practices, which resulted in his resignation. Mr. Sung tendered his resignation in order to pursue other professional opportunities.

Mr. Sikan Tong was appointed to serve as the Chief Financial Officer of the Company effective March 31, 2009.

From March 2008 to February 2009, Mr. Tong was the Senior Vice President of the Company where he was responsible for the Company’s internal control over financial reporting. From September 2006 to February 2008, Mr. Tong was the Chief Financial Officer of Merrylin International Holding, which manages Merrylin restaurants and Motel 168 hotel chains in China, where he spearheaded Merrylin’s IPO and closely managed fundraising activities through private placements. Mr. Tong served as Head of Accountancy Training at The Financial Training Company, a leading provider of professional qualifications and business training in the United Kingdom and Asia, which later became part of Kaplan Inc. from November 2005 to August 2006. From May 2003 to October 2005, Mr. Tong served as the learning and education manager of the Shanghai office of PriceWaterhouseCoopers where he began his career in the audit practice and was responsible for lecturing and organization of the training courses. Mr. Tong received his Bachelor degree from Shanghai University in 1995 in Mechanic and Robotic.

There is no understanding or arrangement between Mr. Tong and any director, officer or any other person pursuant to which such person was appointed as an officer of the Company. Mr. Tong has not in the last two years engaged in any related party transaction with the Company of the kind required to be disclosed pursuant to Item 404 of Regulation S-K.

The information in this Report, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Cablecom Holdings, Ltd.

By:	/s/ Clive Ng____________
Name: Clive Ng
Title: Executive Chairman

Dated: March 2, 2009